Hancock Investment Services, Inc. and Subsidiaries

(A wholly owned subsidiary of Whitney Bank)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2015

Hancock Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3 (k)(2)(II).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(II) throughout the fiscal year ended December 31, 2015 without exception.

HANCOCK INVESTMENT SERVICES, INC.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ronald J. DeBlanc, Vice President and CFO, Hancock Investment Services, Inc.

February 26, 2016